FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2004
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



GOLD FIELDS LIMITED
A Solid Quarter
Market presentation transcription
28 October 2004

Willie Jacobsz

Good morning ladies and gentlemen. Thank you very much for joining us here for this very important results presentation at Gold Fields. In particular we would like to welcome those who are joining us through Summit Television and on the web casts.

The presentation this morning will be led by Ian Cockerill, followed by Nick Holland, then Mike Prinsloo and John Munro after which Ian will come back to wrap up. I am handing over to Ian now, Ian.

Ian Cockerill (00:00:25)

Thank you very much Willie and good morning everybody. Welcome here to those of you in the hall as well as those who are on the TV and a special welcome to our empowerment colleagues Mvela. I see Bernard even had a hair cut for today, so thank you Bernard, thank you very much indeed.

Right, it is somewhat unusual for us to have a presentation in the non-dividend quarter but we felt that it was important that we explained our results a little bit more fully than perhaps we have done on previous interim quarters – so I'm glad you were all able to make it and I hope that by the end of this day you'll have a good understanding of the set of results that we've put out.

Let's start off with the highlights and this is the one slide that I will do and then I will hand immediately over to Nick.

Net earnings for the quarter were R102 million. Our production, our gold production was in line with the June guidance where we said that the gold production in the September quarter would be down somewhat principally as the result of the cessation of toll treatment in Australia as we stockpiled material ahead of bringing in the new mill. If one looks at the total cash costs of the group – they were flat at R66,500.00 a kilogram. If one looks at that specifically in the South African context, that was R73,000.00 a kilogram which is now being maintained flat for effectively 5 quarters. That's despite a big 7% wage increase that we've had to absorb this quarter as well as some fairly substantial increases in the price of steel that have come through in this quarter.

Group operating profit is still very solid at R456 million for the quarter and I think what's very encouraging is both our revenue maximization projects as well as our cost saving initiatives are starting to flow through to the bottom line and despite the fact that we received a lower Rand per kilogram, it was down from over R83,000.00 a kilogram in the June quarter and it's R81,0000.00 odd in this quarter. Despite that a lot of the cost saving initiatives that we have put in place have certainly helped us maintain the margin at our operations.

Importantly our growth projects, particularly the two major international ones the new mill at Tarkwa in Ghana as well as St Ives in Australia are well on track. We've already started to put rock through the Tarkwa mill. That literally was toward the end of last quarter so we should be seeing some positive benefit flowing through from that in the upcoming quarter. St Ives, John will also talk about the St Ives mill and how well on track that one is.

Last but by no means least, the Gold Fields Internationalisation Strategy. That transaction is also on track as well. I think with that brief introduction let me hand you over to Nick and he will take you through the cost side of the business.

Nick Holland (00:03:50)
Thank you Ian and good morning to all of you.

I want to start off by talking about one of the big strengths of Gold Fields and that's our financial position. We've always prided ourselves on having a very sound and strong financial position and to give you some key issues that come out of here is cash and near cash – almost R5 billion that we have on this balance sheet and that enables us to do a whole lot of things. We don't have to go to the market and raise money. We have the cash in the till, we can withstand anything that the Rand can throw at us. Also we have significant debt capacity in all of our assets so our debt is very limited at the moment. We've always had a policy of having limited debt – that's not to say that we're averse to debt but will only take out debt if it makes sense for a particular project.

The other thing is we're putting the Mvela cash to work. Some comments or some concerns have been raised that the Mvela cash could be used to try and prop up the Iamgold transaction – the Gold Fields International transaction. In fact nothing could be further from the truth and over the period that we've received the Mvela cash, interestingly enough, we've invested over R600 million of that cash into our South African operations. We've also invested about R400 million of that cash into our offshore growth projects and we've retired debt that was quite expensive for us. So the cash that we've received from Mvela on the transaction is certainly being invested and earning a return that's higher than the cost to capital. That was key for us in that situation. And lastly, on the balance sheet, we're solvent both locally and offshore. We have good cash balances offshore and locally and we're very satisfied that at the current Rand exchange rate and even at a stronger Rand exchange rate the current portfolio of assets that we have can withstand that. In other words we don't need to go and close shafts at this price. We don't need to do any further rationalization. We're very comfortable that the portfolio we have at the moment is making money for us.

On cost management that's been one of the key issues and you've heard this a number of times over the last number of quarters and through presentations we've done – the key thing with cost management is to ensure that we retain the optionality of our local assets and you'll see from the presentation that over the last quarter that the South African operations, we've maintained our cash costs flat at R73,000.00 a kilogram. That's despite the fact that there's a 7% wage increase in South Africa and the impact of that on our costs is probably about 2.8%. You all know there's been significant steel price increases over the last 6 months and in fact the international steel prices have gone up 70% and the flow through to our working costs on that is around about 16% – 18% because of the impact of labour and other imputs that dilute the steel impact. Nevertheless that's another 1% - 2% impact on our overall cost. Despite that we've maintained out costs flat in real terms.

If you look at the Materials Management Project, we're going to show you some data on that later. That project certainly is starting to deliver both in terms of improved consumption based management and also improved supply chain Management.

(00:07:10)
Let's go to the numbers then. If we look at gold produced for the quarter. As expected and as indicated to you in the last quarterly book and for those of you who have forgotten, you can make reference to that book. We did say that Australia's production in particular would be down. That's down around about 20,000 odd ounces and there was a conscious attempt and John will talk to this a bit later – a conscious attempt to build up stockpiles ahead of the new mill that's being commissioned and as a consequence certain toll milling that was previously done –was stopped and also there was an expected decline at Damang in line with the changes taking place at that operation.

The production of the South Africans operations was marginally up compared to the previous quarter. The exchange rate in South Africa has clearly played another role this quarter and we've gone from R6.60 toR6.36. Unfortunately, the dollar gold price was not able to offset that. That went up by US $5 to US $400 an ounce and the net result is that our achieved price has gone down by almost R2,000 a kilogram to R81,815.00 a kilogram. The combined effect of the lower production and the lower Rand price achieved has meant that our revenue has gone down by about R160 million for the quarter. Pleasingly our operating costs, as you can see, are down against the previous quarter, down from R2.36 billion to R2.34 billion and as I said that's despite the increases that we referred to earlier. So very pleasing to see that our cost initiatives are starting to bear fruit.

You can see that also in the underground Rand per ton in South Africa down from R577.00 a ton to R557.00 a ton and that's a combination of two things:

1. the fact that overall costs are being better controlled; but two, and Mike will tell you more about this later

2. There's a conscious attempt to replace some of the surface feed to the plants with more underground feed because clearly there's much higher grade material in the underground feed.

Overall operating profit of R456 million for the quarter compared to R545 million in the last quarter. 17% margin and really it's all down to the lower expected and planned production and the lower price achieved and as Ian said earlier, cash costs flat at around R66,500.00 a kilogram or US$325 dollars per ounce.

(00:09:45)
Working further down through the income statement you saw that operating profit figure before – R456 million. Amortisation has gone up to just over R370 million for the quarter. That's on the back of the Tarkwa Project coming to fruition. We changed to owner operator during the quarter, the costs of all

of the fleet needs to be amortised – that's started. That will obviously increase further when we commission the Tarkwa Plant towards the end of the year. There's also been some reclassification of reserves at Kloof between shorter life and longer life shafts and as a consequence you know what the formula's based on – ounces over total ounces reserved – ounces produced over reserve ounces and as a consequence that's pushed up amortisation and in Australia we've mined a lot more this quarter but stockpiled it. Nonetheless we still have to bring to account the amortisation on that.

Financing come down substantially but bear in mind that there was an extraneous inter-company exchange gain last quarter of about R80 million. So if you normalize for that , our finance income is pretty static on quarter on quarter.

Our interest rate swap that we took out on the Mvela loan, you can recall that we decided to swap that from a fixed rate to a floating rate and with the drop in interest rates that you've seen last quarter and also with the yield curve actually flattening over that period we've been able to claw back all of the loss we've made last quarter and in fact at the end of this quarter we're sitting with an income statement impact of around R65 million. So what you're seeing there is the swing from about a R70 million loss to about a R60 odd million profit for the quarter. Pleasingly the interest rate swop is doing everything we wanted it to do. In that we're saving round about R12 – R13 million interest every quarter and for the three quarters to date we've crystallized benefits of about R40 million. So that annualizes out to savings of sort R55 – R60 million if that continues over the quarter.

Exploration obviously continues. It's been a core focus for Gold Fields to continue investing in exploration and you can see that very similar to the previous quarter. So after tax the net earnings for the quarter R102 million compared to R186 million the previous quarter – a loss of that, having said that though, one has to bear in mind that we had a significant impairment loss last quarter at Beatrix 4 shaft of about R425 million.

Headline earnings then the same. R102 million for the quarter as there were no significant asset disposals or investment disposals or write downs.

(00:12:31)

If we look at our cash flow from operations. You can see that although our operating profit was some R450 million – cash flow from operations is somewhat significantly lower than that of about R200 million and there's a number of factors behind this. The timing of receivables does tend to vary from quarter to quarter and that's largely a function of when you deliver the material to Rand refinery – when you get paid. Regrettably, because we tend to close off at certain dates sometimes certain revenue that would have been booked into cash in a particular quarter sometimes falls out so it's a function of when you close and what you find is that after the quarter end there's a big cash inflow. Also at year end there's always a concerted effort to make sure that all payables are booked and then there's often a wave of paying down payables at the period just after the year end and there's been a conscious effort as we've said to you to build up stock in Australia in particular and we're also stockpiling in Ghana. So what you're seeing here is normal working capital movements. It's not money that's gone out of the till. It's money that's being invested and will unwind in the short to medium term. So there's no real concern we have on the cash from operations figure.

You all know that a dividend was paid last quarter, round about 40c and also we paid dividends at Tarkwa and Abosso to the shareholders. There was US$20 million we paid out at Abosso that's at Damang, and US$20 million we paid out to Tarkwa and of course the minorities take their share of those dividends so it's also included in there.

Capital expenditure – we've got a slide on that but I think suffice to say that last quarter was probably the highest capital burn rate that you would see close to R1 billion last quarter. In particular as the international operations have as far as possible looked to accelerate the capital on the offshore organic growth projects – Why? Because these are excellent projects that give us very good returns and we were anxious to get these projects up and running. We're starting to see that burn rate now come off and you can see there's been about R180 million reduction this quarter and what you can probably expect over the balance of the financial year – you'd probably see around R500 million a quarter being spent over the rest of the year. Certainly the projects at Tarkwa, the owner mining projects and the mill project as well as the Australian mill expansion will all be completed and all expenditure will have been incurred over the next quarter so we'll get back to normalized expenditure in the next three months or so.

(00:15:17)

We affected our first re-payment on the Mvela transaction that went through. That's R74 million. That's what that was and other financing activities is mainly R110 million that's come in from the minority shareholders of Tarkwa in terms of their share of the funding of that project. So we've seen an outflow for the quarter of R800 million but I think you've got to look at that in the context that we paid our dividends over this quarter. We've had unusual working capital movements of round about R250 million over the quarter and we've certainly had about R200 – R300 million additional capital that you won't see going forward, being the investment in these offshore projects. So I think that distorts the cash flow somewhat, nonetheless, we still end up at the end of the year – end of the quarter rather R3.4 billion of cash. Still a very healthy financial position for the company.

This is just a brief run down of capital expenditure. As we've said previously, the focus in South Africa has been on the major projects that are going to ensure the longevity of these operations which is the Driefontein 1 Tertiary and 5 East, Kloof 4 sub vertical shaft and Beatrix 3 shaft and you can see over the quarter we've spent R150 million in South Africa. You can work on an average for the year of around about R800 million a year on the South African projects so certainly very significant investment continues into these operations.

International you can see is higher because we've looked to accelerate these projects, we want to get them in. But as I said earlier, I think you'll see in the quarters ahead that will come down to a much lower figure than that as these projects are done. Such that we're only left with sustaining capital that we've spent.

(00:17:07)

Talking about the balance sheet, I eluded to it earlier. At the end of the quarter cash at R3.4 billion we have investments of about three quarters of R1 billion which is mainly liquid listed investments that we can turn to account very quickly. We've all told you about the hedge previously. We could accelerate the hedge at any time and bring that to cash. There's R630 million there that has been crystallized and it's purely a function of optimizing the after tax impact and making sure that we maximize the amount that we receive. And then the debt that we have on the balance sheet is purely the Mvela transaction debt. R1.5 billion leaving us with a very, very strong position at the end of the period.

I want to spend some time on cost control. We've previously given a number of presentations to you on what we're doing here and as part of this briefing we want to give you an update as to what's been achieved so far and what we're looking to do going forward. And just to give you a synopsis of the philosophy we've adopted here. When we talk about Project 500 – some people may not fully understand what it means. It basically means that : What is profit made up of? Profit is revenue minus costs. So if we're going to maximize our profits. We need to do two things. We need to maximize the revenue and we need to as far as possible reduce the costs. I mean this is pretty basic common sense stuff. Now that's been the cornerstone of these projects. Now Mike Prinsloo will talk in detail about Project 400 and the aims to maximize the revenue line. I'm going to spend some time talking about the Project 100 and further initiatives in that regard.

(00:18:54)

Okay, if we look at Project 100. What that was about was putting in improved standards and norms at all of our South African operations, in other words making sure that we change from a total Rand based approach – in other words controlling a Rand budget and instead going down to a consumption based control. Because the problem we had with the overall Rand budget is it tended to hide a multitude of sins. You could be over on one, under on something else but net it was fine. By breaking out the consumption into the various items we could see where in fact the wastage was. So we've looked through all of our standards and norms throughout the operations, we've tightened those up, we're in the process of implementing rolling that out right down to the lowest level. At the moment we're going down to production supervisor but we're looking to push that out further. And our target for the year really was to achieve round about R100 million of savings. We're pleased to tell you that thus far we've achieved annualized benefits of R52 million up to the end of September and that is purely improving the controls over consumption. Making sure that people understand the impact of overspending, reducing wastage, doing proper quantity benchmarking between the various shafts of the operations and things like workshops – just improving the utilisation of those workshops. So there's a lot more that can come here but pleased to tell you that the progress has been very good thus far. Then there's the whole project beyond which was the project that was linked really to improving the whole supply chain management within the group and what we've said previously to you is that overall between materials and services we spend over R3 billion a year and we had targetted over 24 – 36 months to save between R200 and R300 million a year in improving our controls over procurement spend. And these savings are going to come through a number of things. Rationalizing suppliers, leveraging off the group buying power of Gold Fields, getting involved in forming risk reward relationships with our suppliers and all of those kind of things. Thus far what we've done is we've generated contract savings on conveyer belting [which we've reported previously], on cyanide, grinding medium which is used in our mills and also roof support and we've locked in R30 million a year already of savings. But that's a small proportion of the total but in the short period that we've been going on this project, and in earnest, we've probably had the team going for about 4 or 5 months. They've already got 10% of the benefit going and that will flow through into the working costs over the balance of the year. Not all of that is in working costs at the moment so bear in mind there's more to come there.

The next wave is going to be looking at timber support. Explosives is obviously a big area, engineering spares, you know we spend the same amount on engineering as we do on stoping and development stores so it's a big ticket item. Underground services and then transport. And we're broadening the scope of this project to our international operations and one of the reasons for that is that there is some overlap in the type of items that are purchased and early indications are that we can certainly achieve substantial savings – I don't know if we'll ever get to R2 - R300 million there, but certainly by transferring these skills to the offshore operations we're going to get benefits there too.

In terms of BEE spend, we're delighted that we have achieved thus far 28%of the value of all of our goods purchased is from BEE vendors. So we've already achieved our target and that's a no compromise to continuity of supply, price or standards.

But we haven't stopped here and this isn't something that was concocted yesterday or the day before. Over the last three or four months we've been looking at other areas that we think we can do better on. And if we look at maintenance systems, the one thing that is clear to us is that if you look at the costs of unplanned maintenance or break down maintenance as a ratio of planned maintenance then you're looking at a factor of anything from 1.5 to 1.8 times. So the clear message there is that if we can plan our maintenance better we can reduce the overall costs and we've got people in the group who've done this successfully elsewhere in South Africa so this isn't pie in the sky stuff. So that's an area that conservatively we could save R75 million a year. In terms of accommodation, we've identified that we can implement much better controls over food at our high density accommodation and that could save at least R25 million a year. We're looking at replacing some of our old systems which are going to reduce the ongoing operating costs of those systems. In other words get off certain of the old legacy systems which need a lot of skills and support to keep them going onto more modern systems. Implementing the whole concept of underground stores into the West Wits. You know we're very successful in underground stores at Beatrix, now we're looking to implement that same discipline on the West Wits and that'll reduce wastage reduce bottlenecks and improve logistics.

Looking at WORKSHOPS there's further benefits to be gained here in terms of sourcing more work into the workshops instead of selling it out and also contracting work in where necessary.   There's lot of more upside over there.

DISCOUNTS, I don't think we need to say too much on that.

On the MEDICAL SCHEME,   we're implementing new options which are going to induce people to use the medical scheme as opposed to go out and to use our own facilities, so that further benefits that will come through.

TRANSPORT RATIONALISATION   - there's a lot that can be done on the West Wits and there's some further downsizing that can be done. So there's another R200 million there roughly that we're working on as we speak and that could come through over the next 12 months. So I think the way forward here is that Project 500 will continue. I think that Project 500 is a way of life now. It isn't really a project, it's something that this group will continue with. Very pleased to see that delivery has commenced. It's not a question of promises and the numbers bear that out. You can see from our costs that it's starting to come through.   And as we've mentioned earlier the next key objective is that by the March quarter, we want to get the costs at the SA operations to below R70,000.00 a kilogram.

With that I'm going to hand you over to Mike Prinsloo.

Mike Prinsloo (00:25:42)

Thanks Nick. Good morning ladies and gentlemen.

The South African ops had a strong quarter with gold production up at 700,000 ounces or 21.8 tons of gold as Nick mentioned, the costs were held flat at R73,000.00 a kilogram in spite of the wage increases. Operating profit was down due to the stronger Rand and capex was trimmed and re-prioritized according to the R78,000.00 a kilogram and R85,000.00 a kilogram budgets.

In terms of underground volumes – we were up. That has been the strategy of Project 500 and we'll see further gains this coming quarter. Driefontein and Kloof grades have stabilized. We had to stop Beatrix 4 shaft for 3 weeks in terms of production to rehabilitate haulages and start eliminating the bottlenecks and preparing those haulages for high speed carrying for the new zone 5 area that we're going to start mining or we've already started. Our short term goal is still to increase volumes further and to restore Beatrix to 5 tons with the improved volumes coming out of the 3 shaft build up and the 4 shaft zone 5.

Production for the coming December quarter is expected to increase with Driefontein remaining flat mainly due to the surface gold clean up really coming to an end now. Kloof will be up and Beatrix will be nicely up.

(00:27:20)

In terms of PROJECT 400, the whole thrust is to improve on quality volume. We've completed all the crew moves and although I say that you know with the drop in price today again, that process is an ongoing process but you know we've stabilized all the crews, we've stabilized the production machines at all the shafts where the crew moves. We've reduced the marginal mining now to where all the panels contribute towards the bottom line. We've improved stoping width over the last quarter and that thrust will continue. We've improved sweepings. The whole focus now is that all the mines to concentrate on mine call factor with fragmentation problems, water elimination and really focusing on the quality side of the business. The bigger focus will be at Beatrix where we have a mine call factor problem and have had one for the last 5 months. Improved volumes from old gold clean up and from pillars that have taken place. All those crews are in place and are opening up programs that are progressing well to maintain these levels of pillar mining and old gold clean up. In terms of the mining cycle and productivity initiatives those are all in place and the training of the crews has gone very well and then we've progressed further in terms of Sunday permission for scraping, tramming, cleaning, crushing and other work that isn't allowed on Sundays to really maximize the work output and almost put the horizontal and vertical tramming and hoisting systems on a con-ops type arrangement so that we clean out the system over weekends and allow the production machine to produce fully in the week. So Project 400 very much on track.

In terms of GRADES, you know the accusation that we're high-grading the ops – I just want to reinforce again that's the last 9 quarters. Driefontein is mining spot on to it's life of mining grade which you see in the red, that's the new published reserve yield. It's mining at 8.1 grams a ton. Five shaft east in December we commission the refrigeration plants and complete the ventilation capital work. That will be a huge advantage for 5 shaft to give it more flexibility and allow itself to open up more raised lines and of course 5 shaft is on average higher grade than the rest of Driefontein. We should see that grade pick up slightly.

At Kloof we have seen a nice pick up in grades since we converted to the Project 400 or to the Saks avenue strategy. This quarter it's slightly down and that's mainly on the back of the 3 shaft grades. We had very high grades at 3 shaft last quarter in terms of slope and terrace mining. That's dropped off slightly but in October month it's picked up again so we can look at an up-tick on grades at Kloof in the coming quarter.

(00:30:22)

Beatrix is the concern and has been the concern for a while. We don't seem to get Beatrix to get itself up to the 4.7 / 4.8 grams a ton and the recent renewal of 4 shaft and the whole zone 5 project that we've initiated and spent money on should go along way to assisting us to getting that grade up to about 4.7 / 4.8. Also with the production build up at 3 shaft the new capital shaft is going very well. So Beatrix, the whole focus is on quality and mining mix which is critical but we should see a nice pick up in the December quarter and the March quarters as zone 5 at 4 shaft kicks in.

(00:31:12)
Just in terms of capital, Nick has highlighted the capital spend. Just to bring you up to speed on where we are with the projects. Driefontein 4 shaft – pillar extraction programme that's well on the track. Progressing well. We've picked up some exciting grades in that pillar. Driefontein 1 and 5 shafts – the vertical shaft system, there's another year of capital spend to be finished off on those two shafts. The bulk of that expenditure is on refrigeration and ventilation infrastructure and development to open up the ore body and give us the production build up as planned.

Kloof 3 shaft dropdown. That has started – the 67 line at Kloof. That development has hit reef in the last two weeks. 4 sub-vertical shafts programmes the build up and the whole capital program is progressing very well and is on track and then Beatrix 3 shaft is also progressed very well and on track.

In terms of the drop downs and our longer term investment, we've completed the feasibilities at both Driefontein on the declines and Kloof extension area and as you see these projects make sense between R85,000.00 and R90,000.00 a kilogram. We've mobilized and are revisiting those feasibilities and fine tuning them to be ready that if the gold price sticks up in any substantial way we'll be able to trigger those projects.

Thank you I'll hand over to John now.

John Munro (00:32:58)

Good morning. I'm going to start with a brief overview of the consolidated results for the international group. It was another solid performance and the operations really performed largely to plan. I mean that's despite quite a significant reduction in gold production, down to 307,000 ounces for the quarter. As Ian spoke a while earlier, this is largely due to a 20,000 ounce decline in production of gold at St Ives and that's due to the planned termination of the toll treatment at that mine. And just to put it into context, toll treatment costs us between $12 and $15 a ton more than it would cost to treat it in our own mills so with that new mill due at the end of this year it made no sense to treat those ores at a toll facility but importantly as well, we've been building up an 800,000 ton stockpile ahead of a new mill and in fact to give you a sense of the mining rates during the quarter we mined some 1.8 million tons from the underground and open pits – so that's 1.8 million tons of ore and only treated 1.4 through the various plants so it really was going to stock piles.

At Agnew in Australia, gold production declined 7,000 ounces as we had forecast and that's on the back of the slow demise of the Crusader Deliverer underground complex. In fact this mine has outlasted our own expectations but really is in the last throws of production there. Probably more importantly is that we have the alternative ore sources coming on stream. During the quarter we have approved the development of the main zone underground mine. That's a load that is adjacent to the Kim Mine at Agnew and we look to get that up in the second half of the financial year. Importantly we also got the stripping under way at the Sonvang open pit and looking for gold production from that source in the December quarter for Agnew.

(00:34:38)

Across at Damang in Ghana, attributable gold production was down 8000 ounces and that's really on the back of the ongoing lack of availability of high grades ores from the mainstay source of high grade which is the Damang open pit. We've been expecting this for quite some time. That pit is very mature but we do have a substantial drilling programme under way at the moment to look at a cut back of that open pit and get back into some of these high grade ores which are really important to maintain Damang's gold production.

Finally onto Tarkwa. Gold production there was slightly up at 125,000 ounces. Not quite as much as we would have liked and that's largely due to a 13,000 ounce accumulation of gold in the heap leach pads and the reasons for that are numerous and they're set out in the book that we've sent out but it's got to do with the configuration of the leach pads and some of the types of material were put on there which tend to hold up gold and that's based on our previous experience. I think more importantly than the actual hold up of gold was that mining and stacking operations went very well during the quarter. We stacked some 137,000 ounces of recoverable gold onto the pads and in fact in the October month we've started to see gold production moving up to those sorts of levels on a monthly basis. So we're not concerned about Tarkwa, we've always warned that GIP moves are very difficult predict. There are a number of dynamics on those pads that drives the performance of the gold production on a short terms basis. In terms of total cash costs, marginally up and that really reflects the lower volumes out of Damang and Agnew, if you look at our costs on a unit basis – cost control across the international group remains excellent and we often don't talk about the initiatives that we have under way there but it's not as though we just sit on our hands there we have a number of things under way. Nick eluded to some of the global procurement but a lot of them are more focused to the operational level as well.

Finally in respect of costs. Tarkwa's cost if you see in the book were not substantially lower in the previous period despite the open owner mining project being fully underway and that's because we have the contract miner continuing to operate for much of the September quarter. That was planned to provide a back up to the owner mining fleets in its infancy and in fact we used the fleets to do additional stripping as the owner mining operations performed very well in that period. So we haven't see a huge cost kick on that yet although costs were flat despite a 10% increase in mining volumes up by some 2 million tons at Tarkwa. So it is there, we're very happy with the unit costs that we've seen out of the owner mining fleet there. So results of the lower gold production and slightly higher costs operating profit declined 10%.

In terms of our outlook into the December quarter, certainly the biggest driver will be the expansion at Tarkwa, we'll see the full effects of the owner mining conversion there on unit costs and with the mill likely to operate for a full two months we should see a decent kick in gold productions there which we're looking forward to. The rest of the operations should be fairly stable if you recall that we said that St Ives will only start to show the benefits of the expansion in the second half of the fiscal year.

(00:37:26)
Right, moving onto our development projects and starting in Peru. The activity there on feasibility study and engineering continue to pace as well as extensive EIA which is Environmental Impact Assessment work under way in the field along with extensive community engagement. I think it's important to note that any observer of the mining dynamics in Peru would have noticed the unrest that it's experienced in that country during the quarter and our project was certainly affected by that so just a few comments on that.

During the period there were extensive protests and large scale road blockades in the district around the town of Kagamaka and Corona is located about 80km North of Kagamaka and is the base from which we operate in that district. Now this unrest was related to opposition to the expansion of one of the large mines in the area and it was largely related to concerns about water. Water is the life blood of the communities in that area and this has been brewing for some time. Now the impact of that on us is twofold. The first is that it provided some delays in that it impacted actual access to our site but beyond that is probably a more important impact and that is that the concern in the communities about mining has been heightened as a result of this unrest as well as the regulators in Peru have become a lot more wary about how they go about the permitting processes. Now we do not see this as a fatal flaw in this project, all it means is that we've had to broaden the scope of the EIA as well as the scope of the community engagement and that's really recognizing two things. The first is that the future of these mines, which is going to be 10 plus years, is built on this foundation. Getting it right up front is critical to the long term survival and the integrity of the relationships that will protect that mine into the future. So we've got to get that right. But we also recognize that the regulators are looking for water proof or bullet proof permitting documents and to try and fast track would be a huge mistake. The impact of that is only a delay of about 2 to 3 months on submission of the EIA and we still believe that we're on track on the overall time line which is to get the permitting by the middle of 2005 calendar year and still to catch the dry season in 2005 for construction of this project. A point that I should note there and this is one of the indirect benefits of the community interaction on the back of the unrest has been that we have undertaken extensive community interactions which have tended to be a lot deeper than what it would have been this early in the project so we believe that we're actually building very strong and deep relationships which will ultimately benefit the project into the future. It's on that basis that we actually aren't concerned about the long term viability of this from a community relations point of view.

(00:40:02)
In terms of Finland. The Arctic Platinum Project continues to focus on the Suhanko Project – that's a development of the Kontijarvi and Ahmavaara ore bodies.   The permitting process continues to advance well with the regulators in fact now opening it up for public comment and as a result public engagement continues as an important part of that process.   During the quarter we updated the resources for the Suhanko open pits and if you saw our annual report you'll note that the reported resources largely the same as they were before. An important point to note is that we've taken a step back and we went into what we've called a mid-feasibility review – really to have a look at the impact of the new ore resources on the project. Also recognizing global dynamics in terms of extremely volatile commodity prices and currencies and to access the impact of this in the project and then to make sure that when we give this feasibility study the last run at it we're in the right scope and phasing. So there is going to be delay on completion of the

feasibility study while we just take a step back and have a good look and make sure we're on the right track. This thing has been complicated by the fact that ore resource development is running parallel with feasibility study work.

On an ongoing basis the smelter negotiations continue and those look like they're heading into the right sort of range which we know we need to get this project to work.

Right, then on to the projects that are actually under way at the moment and the first is the St Ives Optimisation Project in Australia. From a schedule point of view the construction is going very well. At the end of the quarter we completed all major mechanical installation including the bulk of the SAG mill which is a very complicated piece of mechanical electrical equipment and so the big focus on this piece of equipment. It really is a critical part from a timing point of view and from a technical challenge point of view. At the end of this month we had completed our commissioning plans and we expect to be commissioning the plant on water during the month of November allowing us to introduce ore into the plant at the end of November. So the project is very much on track in terms of time for commissioning by the end of the December quarter and inside of the A$125 million (Australian Dollar) budget that we've set out. So we're very pleased with the progress there.

Finally and certainly the most exciting part of the international portfolio at the moment and that is the Tarkwa operation and particularly the expansion of that mine. Looking at the second major heading first, that's the conversion to owner mining. During the quarter the fleet performed exactly on plan in terms of volumes, KPRs are exactly where we expected them to be and we're now into a phase of optimizing the performance of that fleet. That project came in inside of the US$74 million budget so we're very pleased with the performance of that execution project . Probably more importantly, looking to the future is the CIL Project - CIL Plant Construction. Construction was largely complete during the quarter and at the end of the quarter we introduced the first ore into the new mill. That's also a very large single stage

SAG mill and that mill has come up extremely quickly to the point that by the middle of the October month the mill was producing the desired grind and the lead circuit was performing really well giving us the desired tails level so that plant has come up exceptionally quickly and in fact during the beginning of this week this mill produced it's first bar of gold which is what this team is proudly showing in this photograph.   This thing has come exceptionally quickly and as a result we believe we're about 2 months ahead of schedule on getting the entire expansion commissioned which is very promising so we expect to have two full months of production from this mill in the December quarter.   Really in conclusion a superb execution of this project ensuring the future of our most critical asset. Thank you.

Nick Holland (00:43:42)

We're going to do something we haven't done before at the quarterlies but something that for some time we've been wanting to get out and make sure the people have a proper understanding of it and that it that we've attempted to do a comparative analysis with Harmony in terms of our results against their results. Both in terms of the group and in terms of the South African operations and one of the reasons we're wanting to do this is to I think highlight the fact that the two companies do report somewhat differently and we've attempted as far as possible using the information available to try and prepare results on a like for like basis. We've had to make one or two assumptions in the numbers and if we get any numbers wrong, we apologise for that but to the best of our ability in looking at the available information this is how we see it.

(00:44:45)

If we look at the group as a whole, what we've done here is we've summarized the key production stats, the production cash costs, for ourselves and Harmony for the entire 2004 financial year and then we've also looked at the first quarter up to September that both groups have just released.

First of all if you look at the financial year. You can see overall our production is obviously more as you would expect.   The cash costs I think speak for themselves but the thing that we want to highlight is that Gold Fields have generated operating profit of R2.3 billion for the year which by the way – cross references back to our annual report. The figure that you see in Harmony's annual report refers to what they call as cash operating profit of R580 million and then there's a number of items below the line which we typically include above the line in coming to operating profit. So if you were to take that R580 million which you see in note one at the bottom and state that on a like for like basis, with Gold Fields results, you would have to deduct R98 million worth of corporate costs;   you'd have to deduct R86 million worth of marketing and new business costs;   you'd have to deduct R224 million of employee termination and restructuring costs;   and then there's an add back on rehabilitation of R26 million.

Now all of those are included in the determination of Gold Fields operating profit. So if you include all of those figures to do a like for like comparison, then that R580 million should be R198 million if you want to compare it to our figure. I think that's the first point.

If you then move to the quarter. Let's go to the quarter itself. You will have heard in or looked / seen in Harmony's presentation in their results that they have published a cash operating costs of R133 million for their quarter. We've published, and you've just seen it, an operating profit of R456 million . Again if you want to do a proper comparison of our operating profit against theirs, you need to take the R133 million and deduct the following: R38 million in corporate marketing and new business costs; R154 million in restructuring and employee termination costs; And a further R 14 million in terms of rehabilitation costs.

Once you've adjusted for that on a like for like basis we believe that the R456 million operating profit for Gold Fields compares to a R73 million operating loss for Harmony. But now, let's take this a step further. Let's look at the South African operations. Because at the end of the day I know a lot of you, and the analysts in particular, want to actually disaggregate the international ops and look purely at the South African operations. Again, let's start off with the previous financial year on the left hand side.

Okay – you can see that Harmony's gold was higher than ours. Cash operating costs I've derived for us because Harmony don't show total cash costs. They only disclose what they call cash operating costs. So what I've done is I've taken our cash costs and I've just added back termination costs and then on a like for like basis our costs for the year then would be R72,805.00, you see it on the second line, compared to Harmony's R79,736.00 – as far as we can ascertain that is the best like for like comparison. As you see there's no total cash cost next to Harmony's figure. Okay, what we've then done is said, "lets work out what the true operating profit was for the South African operations, on a like for like basis". Cash operating profit is the figure that Harmony shows R551 million. You've got to aggregate a number of quarters though to get to that. And then those same adjustments that I refer to earlier, I've deducted here. The rehab costs write-back; the employee termination costs; and then corporate marketing and new business; I've aggregated the R98 million I gave you and the R86 million deduct those then the true operating profit for the quarter on a like for like basis is R169 million for Harmony compared to R788 million for Gold Fields. The R788 million for Gold Fields you can reference that right back to our annual report.

(00:49:58)
Let's go and do that now for the September quarter.

Okay and you can see the gold production at the top. Obviously that figure ties back exactly. They've shown cash operating costs for their South African operations which I can reference right back to their book of R79,169 per kilogram and if you take our cash costs and you eliminate employed termination costs, which are also not in their cash operating costs, then on the like for like basis, our cash operating costs are R72,533.00 compared to

R79,169.00. Again, I haven't shown cash cost comparison because Harmony doesn't produce that from what we can see.

If you then work down through the income statement Harmony does show a figure called cash operating profit – we don't. But I've worked back and shown what our cash operating profit would be if you add back the same items that they have excluded in coming up with cash operating profit. So we would be R204 million compared to their disclosed publish figure of R94 million. What I've then done is I've deducted all of the same costs from the South African operations and the assumption I've made here is that because no split is given as to how these costs should be allocated between the local and the international operations, I've therefore assumed that all of these costs have been allocated to South Africa. Now that may be incorrect. There may be some apportionment that's necessary. But the information isn't there for us to do it so I've just allocated all of it to the South African operations and if you deduct the employee termination costs, the rehab provision and corporate marketing and new business, then Harmony's R94 million cash operating profit then becomes R112 million operating loss. That's on a like for like basis then with R120 million operating profit produced by Gold Fields.

Now you make well argue that employee termination costs are particularly unusual at the moment at Harmony, given restructuring that's going on – I think that's fair comment. Nonetheless, employee restructuring and termination costs are an integral part of the business and they'll continue to be incurred as costs and from what I could gather from the presentation given by Harmony, there is still fairly substantial employment termination costs to come through in the next quarter. In fact I remember we used to show this figure below our costs and a lot of the analysts then went and re-computed our costs, taking this above the line and that's one of the reasons we did it. So that's why we don't show it below the line.

But those are the numbers as we see it.

(00:52:46)

If we have a look at the trend over the last 5 quarters. I think the one point that comes through is that despite the fact that we've seen pressure from the Rand, which has obviously hit our local operations as much as anybody else, Gold Fields has managed to maintain very stable production at it's South African operations over that period.

Let's look at the costs. If you look at Gold Fields costs – our cash costs over the same 5 quarters, you can see in fact that we're over the last quarter or so, we're lower now than what we were 5 quarters ago. And that's not discounted for the impact of inflation. So if we're lower than what we were or very close to where we were 5 quarters ago, taking into account whatever estimates you want to put on inflation, and you all know the wage increases we've had to incur, 13% in particular last year. We've managed to absorb all of that. We've managed to absorb very significant steel price increases over the same period and also diesel price increases which have come through and that sort thing.   Notwithstanding that,   we've managed to reduce our costs, keep a lid on them and I think it's testimony to our good cost control of that period of time.

I also want to do a comparison of the balance sheet and the solvency so that the people can understand the strength of Gold Field's financial position. This shows the cash position of the two companies. It then shows the long and short term debt and then it shows cash less debt. Well you can see that obviously Gold Fields has net cash compared to Harmony. The other issue that arises is that Harmony does have bullet payments coming up in January on the free gold transaction. There's also we understand a bullet on their debt that's about R500 million to be paid, and don't be deceived by convertible debt. Convertible debt is debt. Okay, until it converts and the conversion price is R121 a share so there's some ways to go before anyone can argue that that's not debt.

In terms of ratio analysis. We've just tried to look at probably the key indicator here is what is the interest cover? That the companies have. Gold Fields in fact has net interest earned. You know so in terms of our covenants we don't have any interest and typically what banks do is compare that against EBITDA and you can see Harmony is spending around R100 million of interest a quarter compared to a loss on EBITDA

With that I'm going to hand you over to Ian.

Ian Cockerill (00:55:44)
Thanks very much Nick. I'll just do the final wrap up.

I think the point that I'd like to emphasize in this wrap up session is if one looks at the value creation that has taken place within Gold Fields, we've seen since this company was formed back in May of 1998, through until this particular quarter, we've seen a 39% growth in the annual production coming out from the company. But growth in production is not what it's all about. What it really is all about is what does it mean to the shareholder? And this – what we're looking at here is 260% growth in market capitalization of this company and this is in US Dollar terms. It's not in Rand terms, it's in US Dollar terms. But importantly there's another metric which doesn't show up on this particular slide and that is for an investment in a Gold Fields share back in 1998. Since May 1998 until the June quarter which is when the last dividend was paid, the total return on that one share investment including dividends has been over 200%. I think that's a very very compelling answer as to where value has been created.

Now obviously no presentation today would be complete without some comment as to the Harmony offer and regrettably I have to be very careful, the lawyers have "gagged" my normal comments. The situation that we're in at the moment is because Harmony have lodged their offer document in the States, until such time as we lodge our formal defense document, I cannot say or do anything that could be construed in any shape, form or whatever to make you believe what we're saying about the merits or the demerits of the offer. So what I will do is just take you through the timetable so you can understand exactly where we are and what it is that we're doing. So you'll forgive me if some of the questions which I'm sure you'd want to ask at the end of this presentation we'd just have to refer to the lawyers.

The hostile offer was received by us on the 20th October. We did do the initial interdict on the 26th October. This was the initial interdict – going through to the Competitive Tribunal questioning whether or not the two stage process was fair. That has been lodged and we are awaiting feedback on that submission.

The second application that went in yesterday, this was the application to the High Court where we're asking the Harmony offer to be declared null and void. This is because in terms of the Companies Act, this particular offer should have been accompanied by a full prospectus and it is our contention that what shareholders have received is not a full prospectus and our lawyers inform us that this would mean that the offer is technically null and void. Clearly the High Court will have to decide upon that and I think what's important here, this is not a question of legal frustration, it's not a question of denying people rights, it is simply a question that the fiduciary responsibilities of any board that's got good corporate governance in mind is that we need to make sure that our shareholders are treated fairly, equitably and that they can actually assess the merits or demerits of any offer and that we as a board are in a position that we can assess the merits of an offer and that we can make a recommendation to our shareholders. We have to make sure that their value is protected.

Now clearly we will be able to be a lot more open about the defence side of Gold Fields strategy once we have lodged our defence document and it certainly is our intention to have that defence document lodged on or before the 3rd of November. But I want to make one point quite clear that our defence of the Gold Fields company is based upon our responsibility as management and as a board in ensuring that shareholders are well aware of what the value is that they are being given or what they are being asked to accept and our formal response will be based around that and informing our shareholders of what is good or not good value for them. So, in conclusion, I would just like to say the one thing that Gold Fields offers and I think you've seen it quite clearly from the numbers that Nick has shown you here today. This is clearly a company that is financially robust and is clearly a very sound investment opportunity based upon it's past track record but importantly based upon what it is that we're doing going forward. We do have a high quality South African asset base, it's now well capitalized, we've put in place a lot of good initiatives that are going to make sure that we protect that margin and clearly protecting and preserving the optionality that we all have to the Rand price of gold.

Last but by no means least, we also have, as you saw from John's presentation, the continuance of the very aggressive growth on the international side of this business and importantly we have several very interesting projects which are fully funded as things stand so you've got a company which is in good shape. It's very sound. The initiatives that we've put in place over the past year particularly in terms of cost saving initiatives, volume improvements, focusing on the quality mining initiatives, those are starting to come through. We're seeing it in the cost line. We've already started to deliver and there's clearly a lot more that can come into the future.

With that I'd like to say very much indeed and we'll certainly open up to any questions from the floor.

Willie Jacobsz (01:02:48)
We're going to take some questions from this room and then we'll go and take questions from the webcast as well. Can you please wait for the microphone to reach you, state your name and who you represent and then proceed with your questions.

Question:

Stewart Bailey

Thank you. Stewart Bailey from Bloomberg News. Ian, if the Harmony bid is successful, can the banks demand that the Mvela loan be repaid?

Answer:

Ian Cockerill

No Stewart, the Mvela loan would clearly remain part of the on going business so that would not be affected.

Question:

Brenton Saunders

Brenton Saunders from Deutsche Securities - a couple of questions for Nick. Nick can you just remind me and just point out where and if the Mvela interest payment is in the (P & L) and the statement of cash flows.

Answer:

Nick Holland

The Mvela interest is shown as part of finance income in the income statement, if you go to the income statement, you can see that there is a figure called net interest and investment income of R16 million, that is net of interest expense of about R32 million which is the Mvela accrued interest for the quarter and then we had the first payment on the Mvela loan on the 30th June of R125 million and the cash flow shows R74 million of that - part of that loan. As you can remember the loan itself was allocated into two bits. There was an equity piece and a debt piece. The total payment was R125 million of which R74 million was allocated against the debt but the interest charged for the quarter is R32 million so the R16 million net is after deducting that in the income statement.

Next Questions

Willie Jacobsz

Ruby…

Question:

Ruby Rosenberg

My name is Rosenberg.   It's been reported probably ad nauseum in local and also in certain UK publications that the catalyst for Harmony's offer stemmed from the unhappiness generated by the offer that was made to merge, if that's the right term, with Iamgold and the shareholder Norilsk, it was even suggested that they were unaware of the offer being made to merge with Iamgold, is there any truth in this? And also what is your understanding if I may put it to you Mr Cockerill, of Harmony's, particularly Mr Swanepoel's, charge that there is a value leak because frankly I don't understand what that refers to. Could I have your views on that please.

Answer:

Ian Cockerill

Ruby, thank you. In terms of whether Norilsk was or wasn't aware of the transaction I think at the time that the transaction was announced, what I said to the market was that there had been ongoing dialogue with Norilsk certainly I and the chairman of the company were present at a meeting in London and with representatives from Norilsk. This was in early July where we took them through the proposal that we were going to do which was the Iamgold deal. We did not disclose the company, we did not disclose the terms of the transaction because that would have been inappropriate from the corporate government's perspective but the broad outline of the transaction was discussed and prior to that there had obviously been discussions with Norilsk about what our long term strategy was. But I think what needs to be made clear is that the Iamgold transaction was approved at a Gold Fields Strategic

Planning Board in Cape Town in February this year so the actual board approval to go ahead with that transaction took place even before Norilsk came onto our register.   So the comments that I've also seen in the press of this was done as a frustrating action against Norilsk although this is patently untrue. Ten days before from the beginning of August , as Norilsk is a senior shareholder in Gold Fields, I had contacted or attempted to contact people in Norilsk outlining to them, here is a transaction which is coming ahead.   I would like to disclose information to you about this but before I can do that , you need to sign a non-disclosure document.   August in Russia is holiday month, it's like December down here and despite daily telephone calls and trying to get a response it was only actually on the day that the deal was announced that the thing finally came back so regrettably it is fair to say that they knew the details of the deal very much at the same time as everyone else, but that's the way. You cannot have selective disclosure to individual shareholders.   Corporate Governance doesn't allow you to do that. Now clearly subsequent to this there was some interaction.   They raised some concerns with aspects of the deal that we actually felt on the subsequent conversations that we'd addressed some of those issues. Clearly we hadn't because the first we knew that Norilsk would not be voting in favour of the Iamgold transaction is when we received the notice of their irrevocable, when we received the Harmony offer.   I think it's quite clear you know from information which has now been disclosed in that offer that the reason why we were unable to have a dialogue with the Russians is they were all busy talking to a third party you know.   So, I think the definition of communication is a two way thing – it's very difficult to communicate with yourself.   So, I guess I have been accused of being arrogant in the way that we have dealt with Norilsk I'd like to think we haven't been arrogant but I do believe that in hindsight perhaps we've been somewhat naïve. Would I do things differently in the future? Probably I would have done but you know these are things that we learn but I do believe and certainly listening to the general response to the Iamgold transaction there seems to be overwhelming support for the transaction so that is why we are confident that the Iamgold transaction will go through.

As far as value leakage is concerned, we're equally puzzled because if you actually look at the logic of the transaction and the value release that there has demonstrably been and bearing in mind that everyone talks about well the values only accrued to Iamgold, well I think people need to ask themselves one very simple question. If the Iamgold or Gold Fields International transaction evaporated, do people honestly believe that the price of Iamgold will stay where it is? Of course it wouldn't, it would come down. The price of Iamgold has gone up in recognition of the assets which are going in there and bearing in mind that those assets have gone into Iamgold and Iamgold is now nothing other than the proxy for Gold Fields International and Gold Fields Limited will own 70% of that company. It is quite logical that that value has to flow back and there's been a significant increase in the value that those assets went in at and that was on an independent valuation to what they are on the see-through basis they are valued now.   There has been a very significant increase in value and once that deal is concluded I'm quite sure that the value will start reflecting itself in the Gold Fields share price.

Thank you Mr Cockerill.

(01:11:29)
Question:
Steve Shepherd
Steve Shepherd at JP Morgan. Ruby's question's probably gone some way to answering mine but on Tuesday evening the Minister of Finance announced something which we hadn't anticipated I guess and that was the effective removal of exchange controls for corporate South Africa and this is obviously a profound change in the environment from when you made the decision to go ahead with the Iamgold transaction. Does it have any impact on your thinking at all?

Answer:
Ian Cockerill
Steve, I think it's pretty fair to say that in the past few days we've been fairly busy and distracted with other issues so to be perfectly honest we've not had

a huge amount of time you know to apply our minds to the change. I think what I would say though, is that as a company we certainly welcome any positive move in terms of the normalization of the exchange control regime in this country and I think the Minister of Finance is to be applauded for this move, it's clearly in line with previously stated intentions of government and once we've got some time to sit down and evaluate the importance of this then obviously we will do so but at this stage it's far too early to say.

Question:

Nicky Smith

Nicky Smith, Business Report. Just to get back to Mr Rosenberg's question a little earlier. You said that you tried to address Norilsk's concerns. Could you give us an idea of maybe one or two of the major things that worried them about the Iamgold transaction please.

Answer:

Nicky, I think that it was just generally around the specific terms of the deal as well as what they believed were some restrictive conditions on the South African Reserve Bank conditions. I think that those concerns that they had were as much a reflection of a lack of understanding you know they believe that there was a limit on the 50.1% ownership. We actually explained to them more fully that you know we have to maintain a minimum of 50.1% that should there be a transaction which is done in Gold Fields International it would take the ultimate ownership of Gold Fields below that 50% then we have automatic anti-dilution rights so we can pop back up again. There were just a series of questions around – those are the sort of issues that they were querying. It was just more seeking clarification.

Question:

Leon Estherhuizen

Leon Estherhuizen – Investec Securities. Just a curious question about your reserve statement. I don't quite understand but there are some reserves in South Africa that are stated as reserves below infrastructure – I don't quite understand how that can be reserves but I just want to know in terms of your own presentation just now, at the current spot gold price that is below infrastructure reserves aren't mineable or profitably extractible and yet its part of reserves – I would gather I would imagine that it's part of the calculation when it comes to the amortisation charge and this is a fairly large portion I think of Driefontein and Kloof. We are talking about 40% of the actual reserve is sitting below infrastructure. Nick or Ian could you perhaps just help me out here.

Answer:

Ian Cockerill

Yes, that's a very easy question to answer Leon. If you actually look at the annual reserve statement, we are very clear on our disclosure as to what prices we use when we assess reserves, the SEC insists that we use free and moving averages for reserve prices so it avoids huge volatility and if you look in the annual report we actually show that reserves are quoted at R90,0000.00 per kilogram and if you also look at the supplementary book that came out with the annual report which goes into each of those projects in quite a lot of detail you will notice that the incentive prices for those projects is actually below the R90,000.00 mark so on that basis it's entirely justified to reflect them as a reserve because not only do they work at prices below the reserve price we stated there is also a fully engineered study to show their viability so on that basis it is justified to put them in and it's also, I believe, entirely appropriate to indicate to shareholders that they are below existing infrastructure just for you know complete clarity.

Willie Jacobsz

Sorry can we have the microphone for Nick please.

Nick Holland

Sorry the other things to say is that the amortisation formula does not take account of reserves below infrastructure.

Leon Estherhuizen

Thanks it's good to know.

Just if I may carry on in terms of your massive capital spend that you highlight in South Africa, it's just clear that these reserves remain below infrastructure and have been so for the better part of the past 5 years. So it's not that the capital has actually been spent to access these reserves – it seems the capital is being spent just to maintain the reserves current above infrastructure reserves if I could call it that.

Answer:

Ian Cockerill

You know, the Chinese have a wonderful saying. They say the journey of a thousand miles begins with the first step. If you're mining at level 100 and below infrastructure starts at minus 110, you've got to 110 first of all so our capital programmes that we currently have at the moment are all aimed at further moving the mining front further down dip of the ore body and that infrastructure which is being put in place today will ultimately be utilized to access in the next stage of capital investment and that's exactly what we're doing and that's why as Nick says the current capital expenditure is not amortised against the below infrastructure stated reserves. But you've got to get there first of all before you can spend that money to go and access it as the next stage and we will do that eventually.

Can we move onto the next question please. Leon.

Question:

Leon Estherhuizen

Last question. In my mind the Harmony proposal if we can call it that is actually fairly simple in the sense that it says first of all it doesn't believe in the value of the Iamgold deal and secondly that it actually has a value proposition for the Gold Fields shareholders on the underground South African operations. It is not possible that we can get this to say a shareholder vote? Why in my view do we have to go through all of these legal hurdles etc.? If you are as confident as you clearly are, based on your slides as you've just shown us then they can't do what they're saying they can do then why don't we just vote on this.

Answer:

Ian Cockerill

I think again, if one's talking about good Corporate Governance I find it a little bit strange and I have to be very careful about what I'm saying here because this is probably stretching into the legal domain but I would have thought that it would have been better to have had a straight offer for all the shares rather than a stage process because our contention and this is the basis of the initial interdict that we've put in is that the construct of the Harmony offer as it currently is, is actually disenfranchising the majority of shareholders where in fact an effective change of control of the company can take place with only a minority vote and that is disenfranchising the vast majority of shareholders. It is our job as a board to ensure that the majority of our shareholders are not disenfranchised that everyone has a fair say and more than that Leon – I've probably said too much and I don't think I can say any more than that but I think you get the general gist.

Question:

David Flemming

David Flemming from Nedcor Securities. I wonder if you can just bring us up to date if you can Ian, in terms of the date of the meeting voting on the transaction because it's been something in the press about moving the date ahead of the Harmony meeting for raising their number of shares and issue. Can you bring us up to date on that and give us some clarity?

Answer:

Ian Cockerill

I think that we put out a statement, Willie put out a statement either yesterday or the day before to say that you know we want to retain maximum flexibility as to when we do or don't decide to have that day. At this stage there has been no firm commitment as to when that meeting will take place as soon as the decision is made shareholders will be informed through the appropriate channels.

Question:

David Flemming

But that meeting could be brought forward ahead of the Harmony's is that correct?

Answer:

It may be, it may not be.

Question:

David Flemming

But it can be?

Answer:

It may be, it may not be!

Next Question please.

Question:

Mark Madeyski

Mark Madeyski for Focus Securities. First of all Ian I'd like to congratulate you on a relatively very good results for the quarter in spite of the fact of not having a warning tohigh grade your South African reserves which some of your competitors probably had. Now to my question. I believe that this is going to be a very close race because of the Norilsk fairly big shareholding and therefore I think the Gold Fields shareholders who should really you know vote against it should be reached and we normally see that minor shareholders sort of say ag, We're not going to vote you know what are 100 or a few 100 shares – they are not going to swing the vote but in this case I think it's going to be very important and so what steps are you going to have to reach the small shareholders – most of them either still hold the shares or they're in nominee companies or something but those nominee companies should really know which way the shareholders want to vote!?

Answer:

Ian Cockerill

Mark, it's a very good question and I think it's fair to say that this may be a fairly close vote – too close to call a bit like the American election actually and it clearly will be incumbent upon us to make sure that we get out the message to as many people as possible and say "look it is important that you vote" – Traditionally votes of these natures you know you're lucky if you get close to 70% of your register voting. But we do believe that it's important to try and get as many people as possible and obviously there will be initiatives put in place to ensure that does happen.

Willie Jacobsz

We've got a **website question** as well – it's from Jim Richards of Thames River Capital and the question is:

Can you expand on your international procurement savings project?   What stage are you at in this and what time scale are looking at to achieve the potential savings?

Answer:

Nick Holland

Okay, I'll answer that. I think at this stage we're still in the diagnostics phase on the international procurement project and what we're really looking to do is to take the lessons we've learnt in South Africa and see if we can apply those to the International operations. The second issue is that there is a fair degree of overlap in terms of the type of items we procure and we're busy identifying those and to the extent that we can leverage off the whole group buying power and this doesn't obviously detract by the way from the Iamgold deal because if that goes through we would still be able to leverage off this. We will then seek to exploit those but it's early stages yet, the focus of the thrust of this whole procurement was to first get it into South Africa, the obvious objective is to get the costs down as Ian said to you earlier and then we'll take those skills that we've learnt and transfer them over to the international operations. So it will be a phased approach and it will take some time.

Any more questions?

Question:

Muneer Ismail

Muneer Ismail, Deutsche Securities. The one question which probably moves on from Dave Flemming's question of moving the date forward with regard to the Iamgold vote. How difficult is that? Is that some sort of bureaucratic process or is it quite difficult to get through? That's the first question and then I've got some boring questions for John Munro but if you want to answer that one first.

Answer:

Ian Cockerill

There's a variety of issues around whether you can, will or won't move the date on the Iamgold transaction but certainly there's flexibility to move it but I would respond again, in exactly the same way as I responded to Dave, I said we may and we may not move the thing forward.   So we want to retail maximum flexibility.

Question:

Assuming you wanted to move it forward, how difficult is it quite difficult – is it quite painful?

Answer:

Ian Cockerill

It's a question of a bureaucratic process but there are certain stages that you have to go through and there is clearly prescribed time limits that you know once a shareholder receives an offer he has a certain time period within which he has to reflect from the offer and makes his vote.   So you know there are say prescribed times – that in itself would determine exactly when you may be able to get the vote out.

Do you want to make a further comment Nick?

Nick Holland

Yes, I think we have what is developing into a misconception amongst people.   We said that we would have the vote no later than 7th December when we announced the transaction.   We said no later than 7 December. Now every one has assumed it's 7 December.   You know that's a very important point to remember.   We never committed to that date – we said no later than.

Question:

Muneer Ismail

Yes, this is the boring one. Back to the operations. With regards to St Ives and I think it about a 400,000 ton stockpile that you have there. When do you expect that slope to come through. What sort of quarter are we looking at and then on the Tarkwa operations you are running parallel, you running the contract mining together with the owner mining – I expect contract mining will run out of play – for the December quarter we should just have owner mining? Is that correct that we're going to see the savings come through and the savings coming through i.e. contract mining falls off.?

Answer:

John Munro

Okay, in terms of the first question the St Ives mill is only going to be commissioned in the month of December. We'll hopefully get rock into it in November. We've allowed some quite considerable time to get it out the single stage SAG mills have a wrap around drive which is often slow to come up – it's a very complicated piece of equipment electrically so we don't expect any significant production out of St Ives out of that mill in the quarter of December. So you'll see in the book the guidance says to be largely flat quarter on quarter from a production point of view so then we should expect another mill operating properly into the year - first quarter of next year. Now our intention is then and the one reason we've stockpile is to run that mill with the old mill in parallel for about two months. Now we will revisit that as we going along depending on how well the new mill is performing – if it comes up as smartly and reliably as the Tarkwa mill, we may well stop the old mill sooner. There's no point in spending an additional US$8 a ton to treat it through that old mill. So as we get into the December quarter we'll give you better guidance as to what March looks like depending on how that mill commissioning is going but from a point of view of December that's going to be largely flat the benefit of that mill only the second half of the financial year. In terms of Tarkwa, the contract miner was moved off in the September quarter so it's only owner operator from the whole December quarter – and we'll obviously have some operating costs effects in the commissioning of the new mill but we will see the new operating costs starting to move down quite rapidly now.

I think let's take one last question and then we can continue the discussion outside.

Question;

Brenton Saunders

Brenton Saunders (Deutsche Bank). People's perception to manage costs are formed over time. I've watched Gold Fields since current incarnation 1998 implement various cost initiatives that have come and gone. Your current cost initiative is impressive but it seems late in the coming, it seems reactive almost, why has it taken so long to bring such significant cost savings to shareholders.

Answer:

Nick Holland

Brenton it's a fair question you ask and probably the fairest answer is to tell you that we've spent a great deal of time trying to understand exactly where we were and I guess when Gold Fields was formed in 1998 the first sort of 18 months to 2 years was really spent trying to successfully integrate the various management teams from the two operations to try and get the production machines repositioned and we only really started focusing on this I suppose around about early 2000 and I think with the lack of systems generally that we've inherited when this company was formed, that has made it very difficult for us to get the proper information to benchmark. So we've had to spend a great deal of time really understanding where we were and what we had and in some ways I'm sorry it took so long but in other respects at least we did take the time to do the proper analysis to make sure that before we started embarking on this road that we had the proper business case to support it but you're right I would have like to be in a position where we were sort of half way through the 36 month period that we refer to so it's fair criticism but I think as you know these initiatives were announced quite some time ago and obviously isn't a knee jerk reaction that's happened over the last couple of months. But yes, one can always do better, I agree.

Ian Cockerill

I think I'd just like to add to what Nick said there Brenton. A desire to cut costs has always been as part of the Gold Fields strategy but the desire to do something and the ability to deliver can often be two entirely different things. An ability to deliver is very much dependent upon as Nick says the systems but also having the right people in place to be able to drive those systems and I think what we've seen over the past couple of years is a move towards the implementation not only of the right systems but also of the right people – the appropriate people in the areas that we've been able to get these initiatives under way and to deliver and that the operational people you know had confidence in those guys as well. And what you're seeing now is a lot of innovative ideas coming out and the desire even from the operational side to actually want to make them work and that's why I don't believe that this is going to be a once off thing – this is now a structural change in the way that we run the business and this is deliverable over a longer term it's sustainable.

Willie Jacobsz

Thank you very much ladies and gentlemen. I am going to ask Ian to make a few concluding remarks and then if you would join us outside for tea and snacks and so forth and we can continue the discussion outside. Thank you.

Ian Cockerill

Okay ladies and gentlemen thank you all very much for coming here today. It's been a pleasure giving you these results and certainly I hope in the not too distant future maybe over the next day or so we'll certainly be getting back together again where we will formally launch our defence document and so I look forward to seeing you then again.

Thank you all very much indeed. Thank you.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 2 November 2004

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs